Ordinary and Extraordinary General Shareholders' Meeting of MDxHealth SA

Date: May 25, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

ORDINARY GENERAL MEETING

1. Reports on the annual statutory financial statements and on the consolidated financial statements — NOT VOTABLE
2. Approval of the annual (non-consolidated) statutory financial statements (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to approve the annual (nonconsolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021 and to approve the allocation of the annual result as proposed by the board of directors.
3. Consolidated financial statements — NOT VOTABLE
4. Discharge from liability of the directors (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2021, for the performance of its, his or her mandate during that financial year.
5. Discharge from liability of the statutory auditor (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2021, for the performance of its mandate during that financial year.
6. Remuneration report (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to approve the remuneration report included in the annual report of the board of directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2021.
7. Appointment of Donnie M. Hardison Jr. as independent director (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to confirm the appointment by co-optation, following the resignation of TSTILL ENTERPRISES LLC, of Donnie M. Hardison Jr., and hereby appoints Donnie M. Hardison Jr., as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of three years, up to and including the closing of the ordinary general shareholders' meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company's remuneration policy, as approved from time to time by the general shareholders' meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders' meeting held on 30 July 2020 and the ordinary general shareholders' meeting held on 27 May 2021.

EXTRAORDINARY GENERAL MEETING

1. Submission of reports - 2022 Share Option Plan — NOT VOTABLE
2. Proposal to issue 5,000,000 2022 Share Options (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to approve the issuance of 5,000,000 2022 Share Options, pursuant to a share option plan named the "2022 Share Option Plan", and to disapply,in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share optio ns) of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders' meeting resolves as follows:

   (a) Terms and conditions of the 2022 Share Options

   (b) Underlying shares

   (c) Dis-application of the preferential subscription right for the benefit of the Selected Participants

   (d) Confirmation of the subscription of 2022 Share Options by the Company

   (e) Conditional capital increase and issue of new shares

   (f) Issue premium

   (g) Powers of attorney

   (h) Waiver

   (i) Approval in accordance with article 7:151 of the Belgian Companies and Associations Code
3. Amendment of article 29 of the Company's articles of association (For / Against / Abstain)

   Proposed resolution: The general shareholders' meeting resolves to delete the first sentence of article 29 "Annual, special and extraordinary general shareholders' meeting" of the articles of association of the Company and to replace it with the following text: **"The annual general share holders' meeting must each year be convened on the last Thursday of May at three p.m. (Belgian time)."**

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary and Extraordinary General Shareholders' Meeting of MDxHealth SA
to be held May 25, 2022
For Holders as of April 27, 2022
Only those Holders of record on April 27, 2022 (ADS Record Date) and May 11, 2022 (Share Record Date) are entitled to vote at the Meeting

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. NY Time May 17, 2022

PROXY TABULATOR FOR

MDXHEALTH SA
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

MDxHealth SA

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. NY Time May 17, 2022)
Only those Holders of record on April 27, 2022 (ADS Record Date) and May 11, 2022 (Share Record Date) are entitled to vote at the Meeting

The undersigned Holder of American Depositary Shares ("ADSs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted in the manner set forth on the other side and as further described in the enclosed notics from the Depositary the amount of Shares or other Deposited Securities represented by such ADSs of MDxHealth SA (the "Company") held by such Holder as of the ADS Record Date and the Share Record Date, at the Ordinary and Extraordinary General Shareholders' Meeting of the Company, to be held at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium on May 25, 2022 at 10:00 a.m., to discuss and vote on the agenda items mentioned above.

For more information and to view relevant proxy materials, please visit the Ordinary and Extraordinary General Shareholders' Meetings (May 25, 2022) section on:

https://mdxhealth.com/shareholder-information/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MDX HEALTH SA
P.O. BOX 8016
CARY, NC 27512-9903